

June 20, 2013

Via Facsimile
Mr. George E. Kilguss, III
Chief Financial Officer
Verisign, Inc.
12061 Bluemont Way
Reston, VA 20190

> **Re:**   **Verisign, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 000-23593**

Dear Mr. Kilguss:

We have reviewed your letter dated June 6, 2013 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 30, 2013.

Item 8. Financial Statements and Supplementary Data

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 64

1.   We note in your response to prior comment 1 that your historical policy for recognizing promotional marketing program costs did not comply with U.S. GAAP but that you concluded that the impact of this error was quantitatively and qualitatively immaterial to your annual and interim financial statements. Please provide us with your quantitative and qualitative analysis under ASC 250-10-S99-1 and 250-10-S99-2 for each period presented and tell us your consideration for providing disclosure of this error and its

impact on your financial statements for each period presented and for the period the correction was made.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief